UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

MicroFinancial Incorporated

(Name of Subject Company)

MicroFinancial Incorporated

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

595072109

(CUSIP Number of Class of Securities)

Richard F. Latour

President and Chief Executive Officer

MicroFinancial Incorporated

16 New England Executive Park

Burlington, Massachusetts 01803

(781) 994-4800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Matthew C. Dallett, Esq.

Edwards Wildman Palmer LLP

111 Huntington Avenue

Boston, Massachusetts 02199-7613

(617) 239-0100

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on December 19, 2014, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on January 2, 2015 (as so amended, the “Schedule 14D-9”), by MicroFinancial Incorporated, a Massachusetts corporation (“MicroFinancial” or the “Company”). The Schedule 14D-9 relates to the tender offer by MF Merger Sub Corp., a Massachusetts corporation (“Purchaser”) and an indirect wholly-owned subsidiary of MF Parent LP, a Delaware limited partnership (“Parent”), to purchase all outstanding shares of common stock, $0.01 per share, of MicroFinancial at a purchase price of $10.20, net to the holder in cash and without interest thereon, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated December 19, 2014 ( as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

This Amendment No. 2 is filed in connection with the Memorandum of Understanding, dated January 9, 2015 and described more fully in Item 8 below, between the parties to two complaints filed in the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts, captioned as Michael Zumbluskas v. MicroFinancial, Inc., et al. (filed December 23, 2014) and Andrew James Dehn v. MicroFinancial, Inc., et al. (filed December 24, 2014). The Memorandum of Understanding provides for the settlement, subject to court approval and completion of the Offer and the Merger, of such shareholder actions (the “Settlement”). As part of the Settlement, the Company has agreed, among other things, to provide certain supplemental disclosures as set forth below in this Amendment No. 2.

Item 4.         The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation”) is hereby amended and supplemented as follows:

(a)                                 In the section entitled “Background of the Transaction,” the 14th paragraph (appearing on page 20) is supplemented by adding the following new second sentence: “The Company did not receive any other indications of interest.”  and the following new sentences at the end of the paragraph: “Berenson followed up with all parties that had submitted indications of interest, notifying them that they would need to enhance their bids to be considered in the next stage of the process. Those other than Fortress and Parties A, B and C did not do so and did not participate further.”

(b)                                 In the section entitled “Opinion of MicroFinancial’s Financial Advisor”:

(i)                                     The following disclosure replaces the table and last two paragraphs of “Comparable Companies Analysis” (appearing on page 32):

	MEAN		MEDIAN		HIGH		LOW
P/BV	1.4	x	1.4	x	1.9	x	0.9	x
P/NR	18.6%		15.2%		32.1%		11.9%
LTM P/E	13.4	x	13.3	x	15.0	x	12.1	x
2014E P/E	14.8	x	12.1	x	24.4	x	11.6	x
2015E P/E	14.6	x	12.6	x	29.4	x	9.2	x

“Berenson then applied a range of selected P/BV multiples of 1.4x to 1.8x, which was selected based on Berenson’s professional judgment and experience, to the book value metric of MicroFinancial disclosed in public filings, to derive an implied equity value per share of $8.75 to $11.24. Berenson also applied a range of selected premiums to net receivables of 15.0% to 30.0%, which was selected based on Berenson’s professional judgment and experience, to the net receivables metric of MicroFinancial disclosed in public filings, to derive an implied equity value per share of $7.99 to $9.71. In addition, Berenson applied a range of selected P/E multiples of 13.0x to 15.0x, which was selected based on Berenson’s professional judgment and experience, to the LTM earnings metric of MicroFinancial disclosed in public filings, to derive an implied equity value per share of $8.69 to $10.01.

“Berenson further applied ranges of selected P/E multiples of 13.0x to 15.0x and 11.0x to 14.0x, which were selected based on Berenson’s professional judgment and experience, to the 2014E and 2015E earnings metrics, respectively, of MicroFinancial provided by Company management to derive an implied equity value per share of $8.76 to $10.10 and $7.20 to $9.14, respectively.”

(ii)                                  The following disclosure replaces the table and last paragraph of “Selected Transactions Analysis” (appearing on page 33):

	MEAN		MEDIAN		HIGH		LOW
P/BV	2.5	x	2.0	x	4.8	x	0.8	x
P/NR	21.5%		21.5%		37.3%		1.1%
LTM P/E	12.8	x	12.5	x	22.7	x	3.0	x

Berenson then applied a range of selected P/BV multiples of 1.5x to 1.7x, which were selected based on Berenson’s professional judgment and experience, to the book value metric of MicroFinancial disclosed in public filings to derive an implied equity value per share of $9.37 to $10.62. Berenson also applied a range of selected premiums to net receivables of 20.0% to 35.0%, which was selected based on Berenson’s professional judgment and experience, to the net receivables metric of MicroFinancial disclosed in public filings, to derive an implied equity value per share of $8.56 to $10.28. In addition, Berenson applied a range of selected P/E multiples of 11.0x to 14.0x, which was selected based on Berenson’s professional judgment and experience, to the LTM earnings metric of MicroFinancial disclosed in public filings, to derive an implied equity value per share of $7.36 to $9.35.

(iii)                               The disclosure in “Discounted Cash Flow Analysis” on page 33 is supplemented by clarifying that (1) the Company management financial forecasts used by Berenson included cash flow and dividend forecasts, (2) Berenson calculated the exit value of MicroFinancial at December 31, 2018 by applying a range of selected exit P/E multiples of 12.0x to 16.0x, which were selected based on Berenson’s professional judgment and experience, to MicroFinancial’s 2018 estimated earnings [not its estimated equity value] as per Company management and (3) the discount rates that Berenson selected, based on its professional judgment and experience, represent an equity cost of capital range, which range was based on an estimated cost of equity of 13.2%.

(iv)                              The disclosure in “Premiums Paid Analysis” on page 34 is supplemented by including the following sentence: “The range of premiums that Berenson applied represented approximately the 25th through 75th percentiles of the premiums paid analysis.”

(c)                                  In the section entitled “Certain Unaudited Prospective Financial Information,” the third bullet point (appearing on page 35) is amended and restated to read: “Selling, general and administrative expense includes the full cost (an estimated $1 million per year) of public company expenses and board of directors fees, as well as current headcount with annual 3-4% salary increases, over the period 2014 – 2018;”.

Item 8.         Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the section encaptioned “Litigation Related to the Offer and the Merger”:

“On January 9, 2015, the parties to the Zumbluskas Complaint and the parties to the Dehn Complaint entered into a Memorandum of Understanding (the “Memorandum of Understanding”) providing for the settlement, subject to court approval and the completion of the Offer and the Merger, of such shareholder actions (the

“Settlement”). The Settlement will be submitted to the Superior Court for approval. If approved, the Settlement will resolve all of the allegations and claims asserted by the plaintiffs and the class against all defendants in connection with the Offer and the Merger and will further provide for the release and settlement by the class of the Company’s shareholders of all claims against all defendants in connection with the Offer and the Merger. As part of the Settlement, all of the defendants deny any allegations of wrongdoing as alleged by the plaintiffs in the Zumbluskas Complaint and the Dehn Complaint, but the Company has agreed to provide certain supplemental disclosures as set forth in Amendment No. 2 to the Schedule 14D-9. The Settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger. The foregoing summary of the Memorandum of Understanding is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is filed as an exhibit hereto and incorporated herein by reference.”

Item 9.         Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(11)

Complaint filed by Michael Zumbluskas, on behalf of himself and others similarly situated, on December 23, 2014 in the Superior Court of Suffolk County, Massachusetts (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(12)

Complaint filed by Andrew James Dehn, on behalf of himself and others similarly situated, on December 24, 2014 in the Superior Court of Suffolk County, Massachusetts (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(13)	Memorandum of Understanding dated as of January 9, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2015	By:	/s/ Richard F. Latour
Name: Richard F. Latour
Title: President and Chief Executive Officer